Exhibit 4.4

Code : 04

Provision of Products and Materials and Equipment Lease Agreement

between

Yanzhou Coal Mining Company Limited

and

Yankuang Group Company Limited

24 OCTOBER 2014

This agreement is made and comes into force on 24 October 2014 in Zoucheng City, Shangdong Province, between:

Yanzhou Coal Mining Company Limited, a joint stock limited company incorporated and validly exists under the laws of PRC City the Shanghai Stock Exchange, Hong Kong Stock Exchange and New York Stock Exchange, with registration number of business license for legal person as 370000400001016 and registered office at 298 Fushan South Road Zoucheng City, Shandong Province and its legal representative being Li Xiyong (hereinafter referred to as the “Company”).

Yankuang Group Company Limited, a wholly state-owned enterprise established and validly exists under the laws of PRC with registration number of business license for legal person as 370000018019807 and registered office at 298 Fushan South Road Zoucheng City, Shandong Province and its legal representative being Zhang Xinwen (hereinafter referred to as “Yankuang Group”).

Where as:

1.	On 25 September 1997, Yankuang Group, as the sole promoter, founded the Company pursuant to PRC laws. As part of its reorganization, Yankuang Group injected assets and liabilities relating to its major coal production business into the Company, and Yankuang Group retained the remaining assets and liabilities.

2.	After successive IPO and listing of the Company on the Shanghai Stock Exchange, Hong Kong Stock Exchange and New York Stock Exchange, Yankuang Group remains the controlling shareholder of the Company, holding directly and indirectly a total of approximately 56.52% of the issued shares in the Company as at the date hereof.

3.	On 23 April 2012, Yankuang Group and the Company entered into the Provision of Products and Materials and Equipment Lease Agreement, which was ratified by the independent shareholders on 22 June 2012. This agreement was effective for 3 years from 1 January 2012 to 31 December 2014. On 14 May 2014, the Company held the 2013 annual shareholders’ meeting, the independent shareholders considered and approved the annual cap for the year 2014 for the transactions restricted by the Provision of Products and Materials and Equipment Lease Agreement. Pursuant to the original Provision of Products and Materials and Equipment Lease Agreement, the Company provided Yankuang Group with coal products, methanol and materials and leasing of equipments in the normal course of business operation.

4.	Upon completion of performance of the above agreement, the Company shall continue to provide Yankuang Group with coal products and methanol for further processing of coal, electrolytic aluminium production, cement production, other production and daily use.

5.	The Company is capable of handling the sales of materials, it can sell materials centralized purchased from third parties to Yankuang Group and will continue to sell part of the materials to Yankuang Group. This enhances capital utilisation and generates gains from the re-sale of materials for the Company.

6.	The Company is in a relatively advantageous position in coal mining and purchasing of related equipments, it can purchase equipments from third parties and continue to lease them to Yankuang Group for use, this enhances capital utilisation and generates gains from leasing.

Pursuant to the Contract Law of the People’s Republic of China, the relevant laws and regulations, and the local regulatory requirements in the listing locations of the Company, Yankuang Group and the Company, through friendly discussion, agree on provision of products and materials and the leasing of equipments by the Company to Yankuang Group as follows:

1.	Definition and explanations

1.1	Definition

Terms used herein shall have the following meaning unless otherwise required by the context:

“Fiscal Year”	each year from 1 January to 31 December;
“Half year”	from 1 January to 30 June or from 1 July to 31 December of each fiscal year;
“Hong Kong Stock Exchange”	the Stock Exchange of Hong Kong Limited;
“Market Price”	the market prices of products and materials calculated pursuant to clause 4.2 of the agreement in applicable circumstances;
“Materials”	the materials, such as steel, provided by the Company and its subsidiaries to Yankuang Group and its subsidiaries pursuant to clause 2.1.3 of this agreement;

“Equipment”	the equipments leased by the Company and its subsidiaries to Yankuang Group and its subsidiaries pursuant to clause 2.1.4 of this agreement;
“PRC”	People’s Republic of China;
“RMB”	Renminbi, the legal currency of PRC;
“Previous Connected Transaction Agreement”	the Provision of Products and Materials and Equipment Lease Agreement entered into between Yankuang Group and the Company on 23 April 2012;
“State Regulated Price”	Prices of products, materials and the amount of leasing of equipments determined in accordance with clause 4.3;
“subsidiaries”	the controlled subsidiaries and other branch comparies of Yankuang Group and the Company;
“Agreed Provision”	the provision of coal products, methanol and materials and the leasing of equipments by the Company to Yankuang Group.

1.2	Explanation

Unless a contrary intention appears,

(1) For the purpose of Agreed Provision herein, Yankuang Group and the Company shall include their respective subsidiaries. Yankuang Group also includes its associates from time to time (“associates” has the meaning ascribed to it in the Rules Governing the Listing of Securities of the Stock Exchange of Hong Kong Limited). For the purpose of this agreement, the subsidiaries of Yankuang Group exclude the Company and its subsidiaries;

(2) Any party to the agreement and any other agreements includes its successors or approved assignees (if any);

(3) Clauses and appendices refer to the clauses and appendices hereof;

(4) Any clauses herein shall not be interpreted as prohibiting the postponement, revision, modification or supplement of the agreement;

(5) Headings used in this agreement are intended for convenience purpose only and shall not affect the content and explanation hereof.

2.	Agreed Provision by the Company to Yankuang Group

2.1	Pursuant to this agreement, the Company shall provide Yankuang Group with the following Agreed Provision:

2.1.1	Coal products

2.1.2	Methanol;

2.1.3	Materials: steel, non-ferrous metal, timber, grease, bearings, labor protection appliances and other similar materials;

2.1.4	Equipment lease

2.2	The Company shall provide Yankuang Group with the Agreed Provision pursuant to the terms hereof and specific terms (including but not limited to quantity and quality) in written agreements entered into by both parties from time to time.

3.	Operation

3.1	Yankuang Group shall submit the Materials demand plan for the coming year or service adjustment plan for the current year (“annual provision plan”) to the Company prior to 31 November of each year. Both parties shall agree on the plan before 31 December of the year.

3.2	Both parties and their subsidiaries and associates of Yankuang Group shall enter into specific Materials provision/lease contracts in accordance with this agreement (including the annual provision plan made under this agreement).

3.3	The annual provision plans or specific provision/lease contracts can be adjusted during the course of implementation upon agreement by both parties if necessary.

3.4	Payments for the Agreed Provision can be made in one time or by instalments.

3.5	Each of the two parties shall record the amount due and payable to one another for the current month or the amount due and receivable from one another for the current month regarding the continuing connected transactions on their respective account books before the last business day of each calendar month at the latest. The transaction amounts of the continuing connected transactions incurred for each calendar month shall be settled within the following month, except for any amount of transactions not yet completed or any amount in dispute.

4.	Pricing for Agreed Provision

4.1	The prices of the coal products, methanol and Materials and the charge for leasing of equipment shall be determined in accordance with Market Price.

4.2	The Market Price of the Agreed Provision shall be determined in accordance with the general commercial terms and on the following basis:

(1)	The prices of identical or similar Agreed Provision that an independent third party in the area of provision or in its vicinity of identical or similar products should charge in accordance with general commercial terms during its daily business operation; or

(2)	Where (1) above is not applicable, the prices that an independent third party within the PRC territory should charge when providing identical or similar Agreed Provision in accordance with general commercial terms during its daily business operation.

4.3	At any time, both parties agree to adopt any State Regulated Price effective and applicable to the Agreed Provision hereof. Such price is required for such Agreed Provision in accordance to the laws, regulations, decisions, decrees or pricing policies (as the case may be) made by the relevant Chinese government authorities.

5.	Representations, undertakings and warranties by the Company

5.1	The Company is a joint stock limited company with the status of independent legal entity incorporated under the laws and currently holds a valid business license.

5.2	The Company has been engaging in business activities in accordance with the laws, and has never been involved in any business beyond the scope as set by the law.

5.3	The signing of this agreement or performance of obligations hereof by the Company neither breaches nor is legally in conflict with any other agreements it has entered into or its articles of association.

5.4	The Company warrants that it provide all Agreed Provision hereunder to Yankuang Group pursuant to normal commercial terms.

5.5	The Company undertakes and warrants to provide Yankuang Group with the Agreed Provision which is in accordance with and meets the requirements and standards as negotiated and set by both parties from time to time.

5.6	The Company ensures that it would maintain adequate employees who have certain qualifications to provide the Agreed Provision, its employees will have adequate guidance and instructions to provide the Agreed Provision according to the reasonable requirements of Yankuang Group.

5.7	The Company guarantees to Yankuang Group that the former shall be liable for any act of violation of the terms hereof made by its subsidiaries when providing the Agreed Provision.

5.8	The Company undertakes to Yankuang Group that it will cause its subsidiaries to take all necessary actions to fulfill their obligations under this agreement.

5.9	The Company undertakes to take reasonable measures to avoid any losses of Yankuang Group arising from certain omission during the performance of its obligations hereof. In case of any losses of Yankuang Group arising therefrom, the Company undertakes to indemnify for all the losses of Yankuang Group.

6.	Representations, undertakings and warranties by Yankuang Group

6.1	Yankuang Group is a wholly state owned enterprise established under the laws and possessing status of independent legal entity, and currently holds a valid business license.

6.2	Yankuang Group has been engaging in business activities in accordance with the laws, and has never been involved in any business beyond the scope as set by the law.

6.3	The signing of this agreement or performance of obligations hereof by Yankuang Group neither breaches nor is legally in conflict with any other agreements it has entered into or its articles of association.

6.4	Yankuang Group undertakes to make timely payment to the Company for the Agreed Provision in accordance with the provisions of this agreement, and shall be liable for any act of violation of the terms hereof.

6.5	Yankuang Group warrants to take reasonable measures to avoid any losses of the Company arising from certain omission during its performance of obligations hereof. In case of any losses of the Company arising therefrom, Yankuang Group undertakes to indemnify for all the losses of the Company.

7.	Termination of Agreed Provision

7.1	Unless otherwise stated herein, any party may terminate the provision or purchase of certain kind of coal products, methanol or Materials or leasing or renting of equipment by giving not less than 12 months’ prior written termination notice to the other party. The kind of provision or purchase of the Agreed Provision or leasing or renting of equipment to be terminated and the effective date of such termination shall be specified in the notice. The provision or purchase of the Agreed Provision stated in the notice will automatically be terminated from the effective date of termination stated in the notice. If the Agreed Provision is terminated according to this clause, such termination shall not affect the other rights and obligations of Yankuang Group or the Company hereunder.

7.2	For the avoidance of doubt, both parties agree that, where Yankuang Group has issued a termination notice for the purchase of a certain kind of Agreed Provision pursuant to clause 7.1, the Company shall continue its provision of that kind of Agreed Provision to Yankuang Group pursuant to applicable provision clauses (other than the requirement(s) on duration of provision) from the issue date of the notice until the effective date of termination. The applicable clauses at that time shall include the relevant terms of the supplemental agreement entered in accordance with clause 8.3.

8.	Effective date, term and termination of agreement

8.1	Unless otherwise agreed in writing by both parties, this agreement shall take effect from 1 January 2015, subject to the signing by the legal representatives or authorized representatives of both parties and the approval by the board of directors or the independent shareholders pursuant to the approval permission and local regulatory requirements in the listing locations of the Company.

8.2	This agreement is valid for 3 years starting from 1 January 2015 until 31 December 2017. The Previous Connected Transaction Agreement shall terminate automatically after this agreement has taken effect.

8.3	In case of any need to modify this agreement, both parties shall enter into a supplemental agreement on the relevant issues before the end of November in the year prior to the relevant Fiscal Year specified in such supplemental agreement. In the event of failure of both parties to agree on the terms of the supplemental agreement before the above time limit, the current terms of provision shall be applicable to the next Fiscal Year until an agreement is reached or the disputes are settled by both parties pursuant to clause 8.4.

8.4	Where the parties fail to reach an agreement in connection with any matters related to the transaction price (including but not limited to the amount and the time of payment), such matters shall, upon the request of any party, be submitted to Zoucheng City Pricing Bureau as mediator for arriving at a solution. Such decision by Zoucheng City Price Bureau shall be final and binding on both parties.

8.5	Both parties may negotiate and enter into a new Provision of Coal Products and Materials and Equipment Lease Agreement prior to the termination of this agreement to ensure the normal operation and production of both parties after such termination.

8.6	In case of material default of any clauses hereof by any party (“defaulting party”), this agreement may be terminated immediately by the other party if the defaulting party has failed to remedy such default within the reasonable period requested by the other party in a written notice pointing out the act of default, or if such act of default is not remediable.

8.7	The termination of this agreement shall not harm any rights or obligations of any party already incurred.

9.	Performance of the agreement

In accordance with the regulatory requirements of the listing locations of the Company (including but not limited to the Listing Rules of the Stock Exchange of Hong Kong and the Rules Governing the Listing of Sotcks on Shanghai Stock Exchange), an annual cap of transaction shall be set for the continuing connected transactions under this agreement. Where the annual cap for the transactions of the Agreed Provision requires the approval by the independent shareholders of the Company, the continuation of such transactions shall be subject to the approval of the independent shareholders of the Company. Where, in any year, the actual amount of such transactions exceeds the annual cap as approved by the independent shareholders of the Company, both parties should terminate the transactions of products and Materials and the transactions of leasing of equipments which are in excess of the annual cap approved by the independent shareholders before the Company has performed the approval procedures according to the regulatory requirements of the listing locations.

10.	Announcement

Any party shall not make or permit the other party to make (where one party is capable of controlling the other party) any announcement related to the subject of this agreement or any relevant issues without prior written consent of the other party, save for announcement made in compliance with the requirements of the law or the China Securities Regulatory Commission, Shanghai Stock Exchange, the Hong Kong Stock Exchange, the Securities and Futures Commission in Hong Kong, the New York Stock Exchange, the United States Securities and Exchange Commission or the regulatory authorities in any other listing locations of the Company.

11.	Other provisions

11.1	Neither party shall assign or transfer its rights or obligations under this agreement to any third parties without written consent of the other party.

11.2	This agreement and its appendix shall constitute the complete agreement by both parties on all issues herein and replace all prior agreements by both parties related to such transactions. In case of violation of any clauses of the Previous Connected Transaction Agreement by any party (“defaulting party”), the validity of this agreement shall not affect any rights entitled by the other party (“non-defaulting party”) due to the default of the defaulting party.

11.3	Should any clauses herein become illegal, invalid or unenforceable at any time, the other clauses shall not be affected.

11.4	In case of any failure of performance of its obligations of this agreement by any party pursuant to the provisions hereof due to force majeure, that party shall timely provide evidence and written notice to the other party in order not to be deemed as having made any act of default. The other party shall agree to give a reasonable period for performance of duties and obligations according to the situation.

11.5	Both parties agree to bear all relevant costs and expenses required by the relevant laws of the PRC arising from their entering into this agreement or evenly bear such costs and expenses if it is not specified by the laws.

11.6	Any amendments to this agreement or its appendix shall be made by written agreement where possible and shall be signed by both parties and approved via appropriate legal procedures.

11.7	Unless otherwise required, failure or delay in exercising its rights, powers or privileges hereunder by any party shall not constitute a waiver of such rights, powers or privileges, and any single or partial exercise of such right, power or privilege shall not exclude its exercise of any other rights, powers or privileges.

11.8	The appendix to this agreement is an integral part of this agreement, and shall be equally binding as if it was included in the agreement.

12.	Notice

12.1	Any notices or other documents for the parties in accordance with this agreement shall be delivered by post or fax to the relevant party at the following address:

(a)	Yankuang Group:	Yankuang Group Company Limited
	Address:	298 Fushan South Road,
Zoucheng City,
Shandong Province
People’s Republic of China

	Tel:	0537-5382232
	Fax:	0537-5382831

(b)	The Company:	Yanzhou Coal Mining Company Limited
	Address:	298 Fushan South Road,
Zoucheng City,
Shandong Province
People’s Republic of China

	Tel:	0537-5382319
	Fax:	0537-5383311

12.2	Time lines for serving notices or documents:

(a)	Delivery by hand: upon hand-over of the letter;

(b)	Delivery by mail: within five (5) working days after posting (excluding Saturdays, Sundays and public holidays in the PRC); and

(c)	Delivery by fax: upon receipt of fax. Where the fax is received outside business hours, the receiving time shall be the general business hours of the second day (excluding Saturdays, Sundays and public holidays in the PRC) and the sender shall present the confirmation of transmission by the fax machine to indicate the transmission is completed.

13.	Applicable laws and jurisdiction

This agreement shall be governed by and construed by the applicable laws of the PRC. Any disputes (including any issues concerning the existence, validity, and rights and duties of both parties under this Agreement) arising from or in connection with this agreement not resolved through friendly negotiation may be submitted to Jining Arbitration Commission located in Jining City, Shandong Province, the PRC for arbitration according to its prevailing Arbitration Rules upon request of any party. The arbitral award shall be final and binding upon both parties.

14.	Supplemental provisions

This agreement is written in Chinese.

This agreement is made in quadruplicate with equal legal effects. Each party shall hold 2 copies upon signature and sealing by the legal or authorized representatives of both parties.

In witness hereof, this agreement was signed on the date specified on the first page.

Yanzhou Coal Mining Company Limited (Seal)

Legal representative

/authorized representative:

Yankuang Group Company Limited (Seal)

Legal representative

/authorized representative:

Appendix: Provision of coal products, methanol and materials and leasing of equipments by the Company to Yankuang Group

Item no.	Item provided	Pricing basis	Provision period	Notice period for termination
1	Coal products	Market price	3 years	12 months
2	Methanol	Market price	3 years	12 months
3	Materials (including but not limited to steel, non-ferrous metal, timber, grease, bearings, labor protection appliances and other similar materials)	Market price	3 years	12 months
4	Leasing of equipments	Market price	3 years	12 months